Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876



                                 October 7, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR, TELECOPY AND OVERNIGHT DELIVERY
------------------------------------------
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20005

Attention:  Ms. Kathleen Collins
            Accounting Branch Chief

                  RE:      Magnitude Information Systems, Inc.
                           Form 10-KSB for the Fiscal Year Ended
                           December 31, 2004
                           Filed March 30, 2005
                           File No. 000-32485

Dear Ms. Collins:

         I serve as General Counsel to Magnitude Information Systems, Inc. (the "Company"). After meetings with management of the Company and its auditors, the Company has prepared responses to the Staff's comment letter to the Company, dated September 8, 2005. We are filing this correspondence via EDGAR as required by Rule 101 of Regulation S-T as well as mailing three (3) hard copies together with the Staff's September 8, 2005 comment letter by overnight delivery and telecopying one (1) copy for the Staff's convenience. Please note the Company's following responses, keyed to the Staff's comments in its September 8, 2005 letter:

Consolidated Statements of Operations, page 3
---------------------------------------------

1. We note your inclusion of stock-based compensation in total operating expenses in the Consolidated Statements of Operations. Stock-based compensation must be allocated to the appropriate expense category to which it relates. For example, stock compensation relating to employees whose salaries are otherwise reflected as cost of goods sold must be reflected as cost of revenue. The amount may be shown parenthetically within the category or as a separate line item of the category. Stock-based compensation relating to other operating expenses such as research and development or selling, general and administrative can continue to be shown as one line item with footnote disclosures indicating the breakdown or you can revise to include parenthetical disclosures similar to cost of revenues. Conforming changes should be made to selected financial data and all

Ms. Kathleen Collins
October 7, 2005
Page 2

         other relevant sections of the filing. Tell us how you considered this guidance when preparing your financial statements..

         Please be advised that the Company did not reflect any stock based compensation issued during fiscal year 2004 as costs of goods sold and that such compensation was exclusively reflected in selling, general and administrative expenses for this period and is shown as a one line item in the Consolidated Statements of Operations. Please see the Company's response to Staff comment two below in connection with its intended revisions to the applicable footnote disclosures. The Company believes, therefore, that it has properly reflected the stock based compensation paid during fiscal/calendar year 2004 as a one line item under selling, general and administrative expense in its Consolidated Statements of Operations contained in the audited financial statements and filed with the Commission as part of its Form 10-KSB for the fiscal year ended December 31, 2004.

Summary of Significant Accounting Policies
------------------------------------------

Securities Issued for Services, page 10
---------------------------------------

2. We note you apply a 50% discount when determining the fair value of options/warrants (using the Black Scholes pricing model) issued to non-employees for services due to the trading nature of your stock. Tell us why you believe this discount is appropriate and tell us how you determined the amount of such discount. Also, provide the specific accounting literature that supports your conclusions with regards to the discount applied.

         Please be advised that the Company shall undertake to amend its Form 10-KSB for the fiscal year ended December 31, 2004 and the applicable Forms 10-QSB filed thereafter, including the content and disclosures in the footnotes relating thereto, including all footnotes covering the payment of stock based compensation, within these periods and, in connection therewith, the Company shall determine the fair value of options/warrants issued to non-employees for services at one hundred (100%) percent of the then public market price of the Company's common shares.

3. We also note you use a similar discount in valuing stock issued to employees for services. Tell us why you believe this discount is appropriate and how you considered paragraph 10 of APB 25 to record an expense based on the quoted market price of the stock less any money that the company receives in exchange.

         Please be advised that as stated in the Company's response to Staff's comment No. 2 above, the Company shall undertake to amend its Form 10-KSB for the fiscal year ended December 31, 2004 and the applicable Forms 10-QSB filed thereafter, and in connection therewith, the Company shall determine the fair value of options/warrants issued to employees for services at one hundred (100%) percent of the then public market price of the Company's common shares.

Ms. Kathleen Collins
October 7, 2005
Page 3

4. For each period in which an income statement is presented, including the interim period through which the date of your response, provide a schedule of options/warrants granted in exchange for services to both employees and non-employees that includes (a) the date of grant, (b) the number of option granted, (c) the name of the recipient, and (d) the fair value of the options/warrants and the assumptions and method used to determine such value.

         Please be advised that in response to the Staff's comment, the Company shall prepare a schedule of options/warrants granted in exchange for services to both employees and non-employees that includes (a) the date of grant, (b) the number of options granted, (c) the name of the recipient, and (d) the fair value of the options/warrants and the assumptions and method used to determine such value and include such schedule in the footnotes to the income statements of the financial statements to be included in the amended Form 10-KSB for the fiscal year ended December 31, 2004 and for the applicable the quarterly interim periods thereafter.

         Please be advised that Company management and its auditors are currently preparing the above identified amendments to the subject Form 10-KSB for the fiscal year ended December 31, 2004 and for the applicable Forms 10-QSB filed thereafter. The Company anticipates preparing and filing these amendments via EDGAR on or before October 31, 2005. Please do not hesitate to contact the undersigned if you require any further information or documents.

                                                     Very truly yours,

                                                     /s/Joseph J. Tomasek
                                                     Joseph J. Tomasek, Esq.


Encl.
cc:      Patrick Gilmore
         Division of Corporation Finance

         Steve D. Rudnik, President
         Magnitude Information Systems, Inc.

         Joerg Klaube, Chief Financial Officer
         Magnitude Information Systems, Inc.